July 20, 2018

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
Office of Natural Resources
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant
Lisa Krestynick, Staff Attorney

Re:	Marathon Petroleum Corporation

Registration Statement on Form S-4

Filed May 29, 2018

File No. 333-225244

Ladies and Gentlemen:

Marathon Petroleum Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 16, 2018, as well as the oral comment conveyed by the Staff on July 16, 2018, in each case with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, Filed July 5, 2018 (the “Registration Statement”).

Simultaneously herewith, the Company is filing Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”). The changes reflected in the Second Amended Registration Statement include those made in response to the comments of the Staff. The Second Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

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United States Securities and Exchange Commission

Division of Corporation Finance

July 20, 2018

Opinion of Barclays, MPC’s Financial Advisor, page 92

Summary of the Financial Analyses of MPC’s Financial Advisor, page 95

Expected Synergies Analysis, page 99

1.	We note your revised disclosure in response to prior comment 7 that, for purposes of this analysis, Barclays deducted certain non-recurring one-time costs from the gross expected synergies. Please revise to quantify the expected pre-tax EBITDA synergies, capital expenditure synergies, and total synergies net of these costs for FY 2018 through 2022.

Response: The Company has provided additional disclosure on page 99 of the Second Amended Registration statement. Additionally, we respectfully advise the Staff that the gross expected synergies and non-recurring one-time costs used by Barclays, as provided by MPC management, did not include FY 2018, as requested by the Staff’s comment.

The Merger Agreement, page 152

Conditions to the Completion of the Merger, page 177

2.	Although you list a tax opinion as “to be filed by amendment” as exhibit 8.1, you refer at page 187 to a “closing date opinion” and disclose at page 179 that receipt by Andeavor of the tax opinion is a waivable condition. Please confirm that you will recirculate a revised proxy statement/prospectus and resolicit Andeavor stockholders if this condition is waived and the change in tax consequences would be material. Refer to Section III.D.3 of Staff Legal Bulletin No. 19.

Response: We hereby confirm that we will recirculate a revised proxy statement/prospectus and resolicit Andeavor stockholders if the condition related to the receipt by Andeavor of the tax opinion is waived and the change in tax consequences would be material. Additionally, the Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters has been filed as Exhibit 8.1 to the Second Amended Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

July 20, 2018

Material U.S. Federal Income Tax Consequences of the Merger, page 186 (oral comment)

The last paragraph under “Material U.S. Federal Income Tax Consequences of the Merger” on page 189 includes text inconsistent with the rendered opinion. Please revise to eliminate the language. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Response: The Company has revised the disclosure on page 191 of the Second Amended Registration Statement.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (419) 422-2121.

Very truly yours,

/s/ Gary R. Heminger
Gary R. Heminger
Chairman and Chief Executive Officer